UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from ______ to _______

Commission file number 1-32630

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Fidelity National Financial Group 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fidelity National Financial, Inc.,
601 Riverside Ave.,
Jacksonville, FL 32204

REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

All other schedules are omitted because they are not applicable or not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

i

Report of Independent Registered Public Accounting Firm

The Participants and the Administrative Committee
Fidelity National Financial Group 401(k) Profit Sharing Plan
Jacksonville, Florida
Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Fidelity National Financial Group 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2019 and schedule of reportable transactions for the year ended December 31, 2019, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Dixon Hughes Goodman LLP

We have served as the Plan's auditor since 2011.

Charlotte, North Carolina
June 26, 2020

ii

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2019	2018
Assets:
Investments:
Cash and cash equivalents	$423,860	$689,949
Common/collective trust funds, at net asset value	1,138,931,559	437,286,425
Corporate bond funds, at fair value	75,131,833	146,777,750
Mutual funds, at fair value	657,758,716	947,969,608
Common stock, at fair value	97,886,401	69,017,401
Employer common stock, at fair value	179,536,313	132,679,381
Total investments	2,149,668,682	1,734,420,514
Receivables:
Notes receivable from participants	43,925,646	44,106,671
Due from broker for securities sold	757,833	1,013,411
Total receivables	44,683,479	45,120,082
Total assets	2,194,352,161	1,779,540,596
Liabilities:
Due to broker for securities purchased	1,965,816	948,536
Total liabilities	1,965,816	948,536
Net assets available for benefits	$2,192,386,345	$1,778,592,060

See accompanying notes to financial statements.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2019	2018
Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$406,373,268	$(121,293,984)
Interest	614,743	155,649
Dividends	18,819,613	30,917,156
Investment income (loss), net	425,807,624	(90,221,179)
Interest income on notes receivable from participants	2,393,301	2,045,989
Contributions, including rollover contributions:
Participant	119,353,083	139,363,790
Employer	30,370,322	28,993,777
Total contributions	149,723,405	168,357,567
	577,924,330	80,182,377
Deductions from net assets attributed to:
Benefits paid to participants	162,561,024	143,063,033
Administrative expenses	1,569,021	1,551,868
Total deductions	164,130,045	144,614,901
Net increase (decrease) before transfers in of net assets from other plans	413,794,285	(64,432,524)
Transfers in of net assets from other plans	—	763,443
Net increase (decrease)	413,794,285	(63,669,081)
Net assets available for benefits:
Beginning of year	1,778,592,060	1,842,261,141
End of year	$2,192,386,345	$1,778,592,060

See accompanying notes to financial statements.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2019 and 2018

(1) Description of the Plan
The following description of the Fidelity National Financial Group 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.
(a) General
The Plan is a defined contribution plan covering all employees of Fidelity National Financial, Inc. (FNF, the Company or we) and its Affiliated and Related Companies, who have attained age 18, have completed 90 days of service, and have elected to participate in the Plan. Affiliated Companies are defined as members of a controlled group of corporations or other entities that are under common control. Related Companies, while related, are not considered members of a controlled group of corporations or other entities that are under common control. Temporary, seasonal and part-time employees who have not completed at least 1,000 hours of service are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The Plan and its related trust are intended to qualify as a profit-sharing plan and trust under section 401(a) and 501(a) of the Internal Revenue Code (IRC), with a cash or deferred arrangement within the meaning of section 401(k) of the IRC.
(b) Administration
During 2019 and 2018, the trustee of the Plan was Wells Fargo Bank, NA (Wells Fargo). Wells Fargo also performs participant recordkeeping and other administrative duties for the Plan. The Administrative Committee of the FNF Board of Directors oversees the Plan's operations.
(c) Plan Mergers
No participant loans were transferred into or out of the Plan in 2019 and 2018. There were transfers of net assets, excluding participant loans of $763,443 into the Plan during 2018. The net assets transferred into the Plan during 2018 are related to the Company's acquisition of Skyslope, Inc.
(d) Contributions
During 2019 and 2018, participants could generally contribute up to 40% of their pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution retirement plans, as well as direct rollovers from individual retirement accounts or annuities. Participants direct the investment of their contributions into various investment options offered by the Plan with the exception of three frozen stock funds described below. At December 31, 2019, the Plan offered seventeen common /collective trust funds, two corporate bond funds, four mutual funds, one common stock fund which invests solely in Company stock, three frozen common stock funds which invest in outside companies, and fourteen funds that are part of the Target My Retirement® investment program (see Note 2d for further discussion on the Target My Retirement® investment program) as investment options for participants. The Plan has an employer match on the 401(k) plan whereby the Company will match $0.375 on each $1.00 contributed up to the first 6% of eligible earnings contributed to the Plan. The employer match for the years ending December 31, 2019 and 2018 was $30,370,322 and $28,993,777, respectively. The employer match is allocated to participants based on their chosen asset allocation. At the option of the Company's board of directors discretionary contributions may also be made by the Company. No discretionary contributions were made by the Company during the Plan years ended December 31, 2019 and 2018. All Company contributions are participant directed. Contributions are subject to certain limitations established by the Internal Revenue Service.
(e) Participant Accounts
Each participant's account is credited with the participant's contribution, the Company's contribution as applicable, and an allocation of plan earnings and charged with an allocation of plan losses, if any. Allocations are based on participant earnings or account balances, as defined. Additionally, each participant's account is charged with trustee/custodian fees, record keeping fees, and is updated to reflect benefit payments, when applicable. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2019 and 2018

(f) Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon, is based on years of service as follows:

Number of years of service	Vested Percentage
Less than 1 year	—%
1 year	34%
2 years	67%
3 years or more	100%
(g) Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months, or 50% of their vested account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account. Interest rates range from 3.25% to 10.25% on loans outstanding as of December 31, 2019 and 2018. Principal and interest is paid ratably through payroll deductions.
(h) Payment of Benefits
Upon retirement, termination of service, disability, or the attainment of age 59 1/2, a participant may receive all or part of the value of the participant's vested interest in his or her account as a lump-sum distribution. Upon death of a participant, the balance of the participant's vested interest in his or her account will be distributed in a lump sum to the participant's beneficiary. Certain other withdrawals are allowed by the Plan under very limited circumstances as described in the plan document.
(i) Forfeited Accounts
At December 31, 2019 and 2018, forfeited nonvested accounts totaled $763,237 and $729,762, respectively. Forfeitures may be allocated to current participants' accounts, or may be used to restore the accounts of former participants, pay administrative expenses of the Plan if not paid by the plan sponsor, or reduce future Company contributions. During the years ended December 31, 2019 and 2018, $763,237 and $799,895, respectively, of forfeitures were used by the Plan to reduce Company contributions.
(j) Administrative Expenses
Administrative expenses of the Plan that are not paid by the plan sponsor are paid by the Plan. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan. Expenses relating to specific participant transactions (notes receivable and distributions) are charged directly to the participant’s account. Refer to footnote 1(e) for further discussion of expenses charged to participant accounts.
(2) Summary of Significant Accounting Policies
(a) Basis of Presentation
The financial statements of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(b) Risk and Uncertainties
The Plan provides for various investment options in common/collective trust funds, corporate bond funds, mutual funds, and common stock. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect the participants' account balances and the amounts reported in the financial statements.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2019 and 2018

(c) Concentration of Investments
Included in the Plan's net assets available for benefits at December 31, 2019 and 2018 are investments in the Company's common stock (6,503,327 shares) amounting to $179,536,313, or approximately 8% of net assets, and (6,889,309 shares) amounting to $132,679,381, or approximately 8% of net assets, respectively. As of December 31, 2019 and 2018, respectively, this investment consists of a common stock fund in Fidelity National Financial, Inc. (NYSE: FNF).
(d) Investment Valuation and Income Recognition
Except for the common/collective trust fund described below, the Plan's investments are stated at fair value. Shares of common/collective trust fund investments in index funds, mutual funds and corporate bond funds are valued at the net asset value of shares held by the Plan at year-end. Common stock is valued at quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.
One of the investment options offered by the Plan, the Wells Fargo Stable Return Fund I (the "Stable Return Fund"), is a common/collective trust that is fully invested in Wells Fargo Stable Return Fund G, which is fully invested in contracts deemed to be fully benefit-responsive. The Plan reports its investment in the Stable Return Fund I at fair value using the net asset value of the units held by the fund at year-end as a practical expedient. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. The Stable Return Fund does not invest directly in fully benefit-responsive contracts, and therefore the Plan is not required to include in the financial statements the disclosure requirements for investments in fully benefit-responsive contracts or stable value funds. Redemptions from the Stable Return Fund are permitted at current net asset value following a 12-month notice period.
There were no changes in the valuation methodologies used at December 31, 2019 and 2018 compared to prior year.
Participants also have the option to invest in the Target My Retirement® investment program. This managed program is managed by Wells Fargo, using the funds otherwise available to participants who choose to make their own investment selections. As of December 31, 2019 and 2018, the Plan had $1,382,831,314 and $29,072,440, respectively, invested in this investment program.
See Note 3 for further discussion of the fair value of the Plan's investments.
(e) Notes Receivable from Participants
Notes receivable from participants are recorded at amortized cost plus accrued interest.
(f) Payment of Benefits
Benefits are recorded when paid.
(3) Fair Value Measurements
The fair value hierarchy established by the standard on fair value measurements includes three levels which are based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. In accordance with the standard on fair value, the Plan's financial assets and liabilities that are recorded on the Statements of Net Assets Available for Benefits are categorized based on the inputs to the valuation techniques as follows:
Level 1. Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that we have the ability to access.
Level 2. Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.
Level 3. Financial assets and liabilities whose values are based on model inputs that are unobservable.
The following table presents our fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2019 and 2018, respectively:

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2019 and 2018

December 31, 2019
Level 1
Cash and cash equivalents	$423,860
Corporate bond funds	75,131,833
Mutual funds	657,758,716
Common stock	97,886,401
Employer common stock	179,536,313
Total investments, at fair value	$1,010,737,123
Common/collective trust funds measured at net asset value	1,138,931,559
Total investments	$2,149,668,682

December 31, 2018
Level 1
Cash and cash equivalents	$689,949
Corporate bond funds	146,777,750
Mutual funds	947,969,608
Common stock	69,017,401
Employer common stock	132,679,381
Total investments, at fair value	$1,297,134,089
Common/collective trust funds measured at net asset value	437,286,425
Total investments	$1,734,420,514
The Plan's level 1 fair value measures are provided by a third-party pricing service, which management believes to be reasonable. This pricing service is a leading global provider of financial market data, analytics and related services to financial institutions. See Note 2(d) for a description of the fair value measures used for each type of investment.
The Plan has no assets or liabilities measured at fair value which are categorized as level 2 or level 3.
The common/collective trust funds shown above are valued using the net asset value at year-end and are excluded from the fair value hierarchy in accordance with relevant accounting standards. The use of net asset value as fair value is deemed appropriate as the common/collective trust funds do not have finite lives, unfunded commitments relating to these type of investments, or significant restrictions on redemptions. Net asset value of the funds are calculated daily.
(4) Investments
As stated in Note 2(d), the Plan is invested in common/collective trust funds, the majority of which are managed by BlackRock Institutional Trust Company, N.A. and Wells Fargo Bank, N.A. During 2019, the Company completed a review of investment options available to the Plan and implemented changes to the available investment options. Several common/collective trust funds previously available to the Plan were discontinued and the balances in these funds were transferred to a target date BlackRock LifePath index fund based on participants' date of birth and an assumed retirement age of 65. Target date BlackRock LifePath index funds are collective investment trusts that invest in securities and other assets with the objective of providing for retirement outcomes consistent with investor preferences throughout the savings and drawdown phase based on quantitatively measured risk that investors, on average, may be willing to accept.
In addition to the target date funds, the following is a description of the larger common/collective trust fund balances within the Plan. The Wells Fargo Stable Return Fund is a common/collective trust fund with a primary investment strategy to preserve the principal and maintain adequate liquidity. The BlackRock Equity Index Fund J is an index fund with a primary investment strategy of approximating as closely as practicable the capitalization weighted total rate of return of that segment of the U.S. market for publicly traded equity securities represented by the larger capitalized companies. The BlackRock Russell 2000 Index Fund is an index fund with a primary investment strategy of approximating as closely as practicable the capitalization weighted total return of that segment of the U.S. market for publicly traded equity securities represented by the Russell 2000® Index. The BlackRock Mid-Capitalization Equity Index Fund M is an index fund with a primary investment strategy of approximating as

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2019 and 2018

closely as practicable the capitalization weighted total rate of return of that segment of the U.S.market for publicly traded equity securities represented by the medium capitalized companies.
In addition to these common collective trust funds, the Plan participants may also choose to invest in the Target My Retirement® investment program, see Note 2(d) for further discussion about Target My Retirement®.
Dividends on FNF common stock totaled $4,962,490 and $5,004,095 in 2019 and 2018, respectively.
(5) Nonparticipant-Directed Investments
At December 31, 2019 and 2018, the Plan held $368,446 and $272,792, respectively, in cash and cash equivalents that were nonparticipant-directed. In each case, the nonparticipant-directed amounts were allocated to plan participants subsequent to year-end.
Components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

	2019	2018
Beginning balance	$272,792	$216,970
Interest	3,343	2,008
Dividends	301,094	299,258
Administrative expenses	(208,783)	(245,444)
Ending balance	$368,446	$272,792

(6) Transactions with Parties-in-Interest
Certain plan investments are shares of common collective trust funds managed by Wells Fargo. Wells Fargo is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. As described in Notes 2(c) and 4, Plan investments also include shares of the common stock of the Company.
(7) Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in the Company's contributions as applicable.
(8) Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated June 4, 2014, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan was amended July 20, 2015 and is no longer intended to qualify as a stock bonus plan satisfying the requirements of an employee stock ownership plan within the meaning of section 4975(e)(7) of the IRC. The plan administrator and the Plan's tax counsel believe that the plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.
It is the Plan's policy to recognize the impact of uncertain tax positions in its financial statements if, upon ultimate settlement, that position is more likely than not to be sustained. No such uncertain tax positions have been recognized by the Plan.
(9) Subsequent Events
In March 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. The COVID-19 pandemic has negatively impacted economies and financial markets and caused significant volatility in the domestic and international investment markets since December 31, 2019, resulting in an overall market decline. The resulting impact of market disruption has led to a substantial decline in Plan investments, and as such, in participants' account balances. While the disruption to financial markets is currently expected to be temporary, there is considerable uncertainty around the duration. The extent to which COVID-19 impacts the financial markets will depend on future developments and the ultimate financial impact cannot be reasonably estimated at this time.
On March 27, 2020, the Coronavirus Aid, Relief and Economic Security ("CARES") Act was enacted and signed into law. The Plan adopted CARES Act provisions effective April 8, 2020. These provisions permit eligible Plan participants penalty-free distributions of up to $100,000 for qualifying participants. In addition, loan limits were increased to $100,000 with an option to defer loan payments for one year.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2019

EIN:     16-1725106
Plan No. 001

Identity of issue, borrower, lessor, or similar party	Description of Investment
		Shares/units	Cost	Current value
	Cash and cash equivalents:
* Wells Fargo	Wells Fargo Advantage Cash Investment Money Market	368,446	$368,446	$368,446
	Common/collective trust funds:
BlackRock	BlackRock Equity Index Fund J	10,790,083	**	155,327,568
BlackRock	BlackRock Lifepath Index Retirement Fund	5,449,431	**	86,190,687
BlackRock	BlackRock Lifepath Index 2025 Fund	4,470,041	**	80,982,013
BlackRock	BlackRock Lifepath Index 2030 Fund	4,584,533	**	87,838,504
BlackRock	BlackRock Lifepath Index 2035 Fund	3,819,836	**	77,064,130
BlackRock	BlackRock Lifepath Index 2040 Fund	2,926,969	**	61,712,230
BlackRock	BlackRock Lifepath Index 2045 Fund	2,524,626	**	55,053,863
BlackRock	BlackRock Lifepath Index 2050 Fund	1,158,450	**	25,827,879
BlackRock	BlackRock Lifepath Index 2055 Fund	480,919	**	11,091,335
BlackRock	BlackRock Lifepath Index 2060 Fund	215,239	**	3,230,153
BlackRock	BlackRock Mid-Capitalization Equity Index Fund M	3,833,174	**	90,094,543
BlackRock	BlackRock MSCI EAFE Equity Index Fund M	1,843,193	**	30,441,998
BlackRock	BlackRock Russell 2000 Index Fund M	4,158,655	**	94,543,703
BlackRock	BlackRock US Treasury Inflation Protected Securities Fund	714,221	**	7,815,108
BlackRock	BlackRock US Debt Index Fund M	3,652,106	**	44,475,906
PGI	Principal Global Investors CIT Real Estate Securities Fund	31,332	**	6,734,760
* Wells Fargo	Wells Fargo Stable Return Fund I	3,885,931	**	220,507,179
	Corporate bond funds:
Baird	Baird Core Plus Bond Fund Class Institutional	5,833,819	**	67,438,949
PGI	PGIM Global Total Return Fund	1,106,890	**	7,692,884
	Mutual funds:
Fidelity Investments	Fidelity Advisor International Capital Appreciation Fund Z	2,992,142	**	72,260,219
Harbor Funds	Harbor Capital Appreciation Institutional Fund	2,434,240	**	184,393,706
Vanguard	Vanguard Wellington Fund	4,423,987	**	331,400,851
Vanguard	Vanguard Equity Income Fund Admiral	876,118	**	69,703,940
	Common stock:
JAX	J. Alexander's, Inc. Frozen Stock Fund	345,107	**	1,456,343
CNNE	Cannae Holdings, Inc. Frozen Stock Fund	2,293,872	**	37,005,294
BKI	Black Knight, Inc. Frozen Stock Fund	3,775,039	**	59,424,764
	Employer common stock:
* FNF	Fidelity National Financial, Inc.	6,503,327	**	179,536,313

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - continued

December 31, 2019

Identity of issue, borrower, lessor, or similar party	Description of Investment	Shares/units	Cost	Current value

*** Participant loans	Participant loans, various maturities, interest rates 3.25% - 10.25%, balances collateralized by participant account, a total of 6,819 loans are outstanding with maturity dates from one to ten years through 2029			43,925,646
				$2,193,538,914
___________

*	Party in interest.
** Cost information has not been included because investments are participant directed.
*** The accompanying financial statements classify participant loans as notes receivable from participants

See accompanying report of independent registered public accounting firm.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Supplemental Schedule H, Line 4j - Schedule of Reportable Transactions

Year Ended December 31, 2019
EIN:     16-1725106
Plan No. 001

Identity of party involved	Description of asset	Description of transactions**	Purchase price	Selling price	Cost of asset	Current value of asset on transaction date	Net gain (loss)
Single transactions in excess of 5% of beginning of year Plan net assets
* Wells Fargo	Wells Fargo BlackRock S&P 500 Index CIT N	Sale	$—	$156,913,838	$107,006,480	$156,913,838	$49,907,358
Vanguard	Vanguard Wellington Fund	Sale	—	229,768,256	221,827,217	229,768,256	7,941,039
BlackRock	BlackRock Equity Index Fund J	Purchase	130,524,807	—	130,524,807	130,524,807	—
BlackRock	BlackRock Russell 2000 Index Fund M	Purchase	92,643,823	—	92,643,823	92,643,823	—
Series of transactions in excess of 5% of beginning of year Plan net assets
No transactions in excess of 5% of beginning of year Plan net assets.

* Represents a party-in-interest
** There were no investment expenses incurred on the purchases or sales mentioned above.

See accompanying report of independent registered public accounting firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Fidelity National Financial Group 401(k) Profit Sharing Plan

Date:	June 26, 2020	/s/ Patrick Mortimer
Patrick Mortimer
Trustee

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm - Dixon Hughes Goodman LLP